Exhibit 3.43

Articles of Incorporation

Of

[     ], Inc.

Article 1.

The name of the corporation is [   ], Inc.

Article 2.

The corporation is authorized to issue [     ] shares. [Number may not be “0”.]

Article 3.

The street address of the registered office is [    ], Georgia [     ]. The registered agent at such address is [     ]. [The registered office address must be a street address at which the agent may be personally located.] The county of the registered office is [     ].

Article 4.

The name and address of each incorporator is:

[      ]

[      ]

Article 5.

The principal mailing address of the corporation is [       ], GA [      ].

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation.

This [     ] day of [     ], 200[ ].

[ ][(Capacity in which person is signing)]